                                                                    File No. 70-


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        FORM U-1 APPLICATION-DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                 -----------------------------------------------

                        Interstate Energy Corporation
                          222 West Washington Avenue
                           Madison, Wisconsin 53703

                 -----------------------------------------------

                  (Names of companies filing this statement and
                    addresses of principal executive offices)

                                      None
                 -----------------------------------------------

                    (Name of top registered holding company,
                     parent of each applicant or declarant)


                             Erroll B. Davis, Jr.
                                President and
                           Chief Executive Officer
                        Interstate Energy Corporation
                          222 West Washington Avenue
                        Madison, Wisconsin 53703-0192

                   (Names and addresses of agents for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Barbara J. Swan                                 M. Douglas Dunn
General Counsel                                 Milbank, Tweed, Hadley & McCloy
Interstate Energy Corporation                   One Chase Manhattan Plaza
222 West Washington Avenue                      New York, New York 10005
Madison, Wisconsin 53703-0192


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
ITEM. 1.  DESCRIPTION OF PROPOSED TRANSACTIONS.

         In this Application-Declaration, Interstate Energy Corporation ("IEC"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act") seeks authorization for (i) IEC and Alliant Industries, Inc. ("Alliant") to issue notes and/or commercial paper, (ii) IEC and Alliant to make capital contributions, (iii) the subsidiaries of each of IEC and Alliant, including Alliant Services Company ("Services"), to incur short-term borrowings and (iv) IEC and its subsidiaries, including Alliant, to establish and utilize a system of separate money pools to coordinate and provide for the short-term cash requirements of the applicants, as provided herein.

  DESCRIPTION OF THE APPLICANTS

         The Securities and Exchange Commission (the "Commission") issued an order on April 14, 1998 (the "Order") approving the combination of WPL Holdings, Inc. ("WPLH"), IES Industries, Inc. ("IES") and Interstate Power Company ("IPC"), pursuant to which the utility subsidiary of IES, IES Utilities Inc. ("Utilities"), and IPC would become subsidiaries of WPLH (the "Transaction"), and Alliant would become the successor to IES Diversified, Inc.
("Diversified") and would hold all of the non-utility businesses formerly owned by WPLH, IES and IPC. Upon the Consummation of the Transaction, WPLH was renamed IEC. Also, Services was incorporated in Iowa as a non-utility subsidiary of WPLH and will function as the service company for IEC. IEC registered with the Commission as a holding company under the Act.

         Additional information about the applicants and their businesses is set forth in the Form U-1 Application-Declaration filed in respect of the Transaction in File No. 70-8891 of the Commission, and the amendments and exhibits thereto.

  NOTES, GUARANTEES AND COMMERCIAL PAPER

         The parties request authority for IEC to issue commercial paper that will have a commercial rating of at least A-1 by Standard & Poor's ("S&P") or



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
at least P-1 by Moody's Investor Services ("Moody's") and for Alliant to issue commercial paper that will have a commercial rating of at least A-2 by S&P or P-2 by Moody's, in aggregate principal amounts not to exceed their respective limits, as stated below. The parties request further that they be authorized by the Commission to incur borrowings in an aggregate principal amount at any one time outstanding not to exceed their respective limits, as stated below, with the aggregate amount for all of the parties together not to exceed the combined respective borrowing limitations for IEC, Alliant and Services.

    BORROWING AUTHORITY

         Under the authority requested herein, the maximum anticipated principal amounts of such commercial paper or bank lines of credit outstanding at any one time for IEC, Alliant and Services, will not exceed:

      MONEY POOL/SHORT TERM BORROWING AUTHORITY  AGGREGATE AMOUNT
      -----------------------------------------  ----------------
      Utility Money Pool (IEC)                      $300,000,000
      Non-Utility Money Pool (Alliant)              $600,000,000
      Services(IEC)                                 $100,000,000
      Total                                       $1,000,000,000
                                                  --------------

    USE OF PROCEEDS

         The maximum anticipated borrowing authorization that will be required by the regulated utility subsidiaries of IEC from the Utility Money Pool that shall be established pursuant to the authority requested herein shall be $300,000,000. The utilities intend to use the funds for general corporate purposes such as interim funding of the construction program until permanent financing can be arranged. The maximum anticipated borrowing authorization that will be required by the unregulated non-utility subsidiaries of IEC from the Non-Utility Money Pool that shall be established pursuant to the authority requested herein shall be $600,000,000. The maximum anticipated borrowing authorization that will be required by Services shall be $100,000,000. Pursuant to the authority requested herein, borrowings will not exceed those levels permitted from time to time by the particular borrowing company's Articles or Certificate of Incorporation. Also, proceeds of borrowings by the subsidiaries will be used to provide working capital for their operations or to repay borrowings used for such purpose. The borrowings by IEC and Alliant will be used to loan to the subsidiaries for such purposes. Certain of the



                                      - 2 -
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borrowings of Alliant, in addition, may be used to acquire a foreign utility company ("FUCO") prior to refunding the acquisition costs with long-term securities.

  THE MONEY POOLS

        The applicant named above hereby submits this Application-Declaration with respect to the proposed establishment of three separate short-term borrowing authorities, including two money pools, that will be administered by Services. One Money Pool will be exclusively for the non-regulated, non-utility subsidiaries of IEC ("Non-Utility Money Pool"). The Non-Utility Money Pool will be funded by Alliant on a short-term basis and, to a lesser degree, by the non-utility subsidiaries that participate in that Money Pool. The funds will be made available by Alliant to the non-utility subsidiaries that have a need for short-term funds.

        The second Money Pool will be exclusively for regulated utility subsidiaries of IEC ("Utility Money Pool"), which include Wisconsin Power & Light Company ("WP&L"), South Beloit Water, Gas & Electric Comapny ("South Beloit") Utilities and IPC. The funds available to the Utility Money Pool will be loaned by IEC on a short-term basis to applicants that are regulated utility subsidiaries and, to a lesser extent, will also come from the utility participants themselves through the investment of surplus into that Money Pool.

         The third short-term borrowing authority will be for short-term borrowings required by Services (the "Services Authority"). The Services Authority will be funded by IEC and credit facilities established by Services.

         Generally, under the proposed terms of the respective Money Pools, from time to time, short-term funds will be made available by IEC and Alliant for short-term loans to the participants. Funds will be made available from such sources in such order as Services, as administrator of the Money Pools, may determine will result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the participating subsidiaries. The proposed terms of the Money Pools are memorialized in definitive forms of agreement filed herewith as Exhibit A ("Non-Utility Money Pool Agreement") and Exhibit B ("Utility Money Pool Agreement" and, together with the Non-Utility Agreement, the "Money Pool Agreements").



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
         Services will provide each Money Pool participant with periodic activity and cash accounting reports that include, among other things, reports of cash activity, the daily balance of loans outstanding and the calculation of daily interest charged. No party will be required to effect a borrowing through a Money Pool if it is determined that it could (and had authority to) effect a borrowing at lower cost directly from banks.

        The operation of the Money Pools is designed to match, on a daily basis, the available cash and short-term borrowing requirements of the applicants, thereby minimizing the need for external short-term borrowings by IEC and Alliant. To this end, the short-term borrowing requirements of the applicants may be met internally with the proceeds of borrowings available through the Money Pools. To the extent necessary, IEC and Alliant will use the proceeds of external borrowings, up to the approved limits which are subsequently authorized by this Commission, to accommodate the short-term requirements of the other participants. Requirements satisfied by the Money Pools will be in the form of open account advances and will not exceed the approved limits contained in the financing program of IEC, Alliant and the other subsidiaries that may be subsequently authorized by this Commission.

         IEC and Alliant will be participants in the Money Pools only insofar as they have funds available for lending obtained either through internal generation or from external sources, except that IEC may borrow from the Non-Utility Money Pool. Under no circumstances will IEC or Alliant be permitted to borrow funds available through the Utility Money Pool. If at any time there are funds remaining in the Money Pools after satisfaction of the borrowing needs of the participating subsidiaries, Services, as the agent of the Money Pools, will invest these funds appropriately and consistent with applicable state and federal regulations and allocate the earnings on any such investments between or among those applicants within each respective Money Pool according to the amount of excess funds provided by each respective applicant.

         All borrowings from, and contributions to, the Money Pools will be adequately documented and will be evidenced on the books of each applicant that is borrowing or contributing funds through the Money Pools. All loans will be payable on demand, may be prepaid by any borrowing applicant at any



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
time without premium or penalty and will be subject to interest that shall be calculated and added to the outstanding loan balance. Such rates shall be adjusted periodically (see below). Any participating subsidiary that contributes funds to a Money Pool may withdraw them at any time to satisfy its daily need of funds.

         These procedures, as proposed, will be beneficial to the IEC financial system because they will create significant economies from the effective use of funds that will result in the reduction of bank balances; the reduction of administrative costs associated with borrowings and investments created by, among other things, eliminating the need for the participants to maintain their own separate bank accounts, cash balances and credit facilities; provide increased flexibility and control in cash management; and the ability of IEC and Alliant, which will obtain external financing, to defer or pre-pay short-term financing, such as loans with banks and commercial paper borrowings.

    COMMERCIAL PAPER BORROWINGS

         The applicants request authority for IEC to issue and sell commercial paper rated at least A-1/P-1 and for Alliant to issue and sell commercial paper rated at least A-2/P-2 to one or more dealers subject to the limitations on aggregate outstanding principal amounts stated above. IEC will offer and sell commercial paper issues for the Utility Money Pool and for Services; Alliant will offer and sell commercial paper issues for the Non-Utility Money Pool. There will not be an affiliation between IEC or any of its subsidiaries, including Alliant, and any dealer or any of its affiliates.

         The proceeds from the sales of the commercial paper issues intended to fund the Non-Utility Money Pool will be added to Alliant's treasury funds in a separate Non-Utility account and will be loaned by Alliant through the Non-Utility Money Pool from that account from time to time to, or invested in, the non-utility subsidiaries in the manner herein described. Similarly, the proceeds from the sales of the commercial paper issues intended to fund the Utility Money Pool and Services will be added to IEC's treasury funds in separate Utility and Services accounts, respectively. The funds to be loaned by IEC to the utility subsidiaries will be through the Utility Money Pool.

         The commercial paper that IEC and Alliant will issue to dealers will be in the form of book-entry unsecured promissory notes (in substantially the form filed herewith as Exhibit C (IEC) and Exhibit D (Alliant)), will be in varying denominations of not less than $100,000 each and will have varying maturities of not more than two-hundred and seventy days from the date of issue. Such notes will be issued and sold by IEC and Alliant directly to dealers at rates not to exceed the rate per annum prevailing at the time of issuance for commercial paper of comparable qualities and maturities sold by issuers thereof to commercial paper dealers. No commission or fee will be payable in connection with the issuance and sale of the commercial paper. The purchasing dealer, however, will reoffer such notes at a rate less than the rate to the issuer. The dealers, as principals, will reoffer such notes in such a manner as not to constitute a public offering under the Securities Act of 1933.

         The IEC and Alliant commercial paper notes that are sold to dealers are expected to be held by purchasers to maturity, except that if purchasers wish to sell such notes prior thereto, the dealers generally will repurchase such notes and reoffer them to other purchasers. The IEC and Alliant commercial paper shall not be extended, although certain of the commercial paper shall be paid at maturity by application of proceeds from the issuance and sale by IEC and Alliant of other commercial paper or bank notes (referred to below) issued prior to or contemporaneously with such maturity. At final maturity, the commercial paper borrowings will be repaid by IEC and Alliant from the repayment of loans made to the subsidiaries in the respective Money Pools and to Services, as well as from other internal sources, or from other short-term borrowings if authorized by the Commission.

         The applicants also request authorization for IEC and Alliant to sell commercial paper directly to certain financial institutions. Sales of commercial paper directly to such institutions will be undertaken only if the resulting cost of money will be equal to or less than that available from dealer-placed commercial paper or bank borrowings. Terms for directly-placed notes would be similar to those of dealer-placed notes.



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
    BANK BORROWINGS

         a.  EXISTING BANK FACILITIES

         Alliant has two unsecured credit facilities totaling $600 million (the "Credit Facilities"), with Citibank N.A. acting as agent. The Credit Facilities were established originally by Diversified, which was the intermediate holding company for non-regulated affiliates of IES. Diversified was merged into Alliant upon the consummation of the Transaction. Pursuant to an Assumption Agreement, dated November 21, 1997, among WPLH, IES, Diversified, Alliant (which was named Heartland Development Company at the time the agreement was executed), Citibank N.A. and Citicorp Securities, Inc., Alliant assumed all of the obligations of Diversified under the Credit Facilities. The first Credit Facility is a
364-day facility totaling $150 million which terminates on October 19, 1998.
The second is a three-year facility totaling $450 million which terminates on October 20, 2000. Both facilities are available for direct borrowing or commercial paper back up.


         IEC has a $150 million 364-day syndicated credit facility (the "Parent Facility") with The First National Bank of Chicago acting as agent. The Parent Facility was obtained originally by WPLH; upon the consummation of the Transaction, the Parent Facility became the obligation of IEC. It will be available for direct borrowing or for back-up of commercial paper. The Parent Facility is unsecured and terminates on November 4, 1998. A Form of Credit Agreement (which is actually the credit agreement for the Parent Facility) establishing the credit facilities is included as Exhibit J to this Application-Declaration.


         b.  AUTHORIZATION REQUESTED

         The issuance of commercial paper by IEC and Alliant will, in most periods result in effective interest costs lower than the interest costs of borrowing from commercial banks. In the event, however, that borrowings from banks will produce a lower cost of money than the issuance of IEC's or Alliant's commercial paper, and to the extent that IEC's and Alliant's corporate funds and subsidiaries' loans of excess funds through the Money Pools are inadequate to fulfill the subsidiaries' requests for short-term loans, IEC and Alliant will borrow from banks, subject to the limitations on aggregate principal amounts stated above. Services also requests permission to borrow directly from banks. IEC and Alliant may, from time to time, negotiate increases or decreases to existing lines of credit or arrange new lines of credit in order to minimize the cost of these lines by matching the amount of the lines to the subsidiaries' short-term borrowing needs. In no event will the total lines exceed the subsidiaries' total borrowing authority.

         Borrowings from banks will be evidenced by promissory notes; the form of the notes is filed as Exhibit E. Each of such notes, whether issued pursuant to a term loan or an open credit line, shall be for the principal amount available to be borrowed at the time from the lending bank and be payable to the order of such bank, shall be dated the date of the closing of the loan, shall bear interest at a rate no higher than the effective cost of money for unsecured prime commercial bank loans prevailing on the date of such borrowing, and shall be subject to repayment by the borrower in whole at any time or in part from time to time without premium or penalty.



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
         The cost of compensating balances and fees paid to banks to maintain credit lines will be initially allocated to the subsidiaries of IEC and Alliant on the basis of relative maximum outstanding short-term borrowings for the prior calendar year from the particular Money Pool in which a subsidiary participates, and such costs will be retroactively reallocated at the end of each calendar year on the basis of that year's actual relative maximum outstanding short-term borrowings of each subsidiary in its particular Money Pool. Except that in the first calendar year of operation of the Money Pools, such costs will be initially allocated to the subsidiaries based on the relative maximum borrowing authority of each subsidiary, and, similar to the calculations to be made in subsequent years of operation, such costs will be retroactively reallocated at the end of that first calendar year on the basis of that year's actual relative maximum outstanding short-term borrowings for each subsidiary. Thus, each company will be reallocated that proportion of the total line of credit costs which is equal to the percentage which its maximum short-term borrowings from a particular Money Pool during the year represent of the aggregate of the maximum short-term borrowings, on a noncoincidental basis, of all the subsidiaries in that particular Money Pool.

    TERM AND MATURITIES

         IEC and Alliant request authority to enter into arrangements described herein for a period ending September 30, 2001. Subject to the limitations set forth above, commercial paper borrowings will be tailored to mature at such time as excess funds from IEC and Alliant, respectively, are expected to become available for loans through one of the Money Pools described above or at such time, from time to time, that Services is expected to generate excess funds. Upon the availability of any such excess funds, external borrowings will be retired and loans refinanced to the extent such funds became available.

    FORM OF LOANS TO PROPOSED SUBSIDIARIES

         Loans to the subsidiaries through the Money Pools will be made pursuant to open account advances pursuant to the terms of the Money Pool Agreements. A separate promissory note will not be required for each individual transaction. Instead, a promissory grid note evidencing the terms of the transactions shall be signed by the parties to the transactions. Any such note will be substantially in the form filed herewith as Exhibits F (IEC)



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and G (Alliant), dated as of the date of the initial borrowing, maturing on a date agreed to by the parties to the transaction and prepayable in whole at any time or in part from time to time without premium or penalty.

   INTEREST RATES

         The interest rates applicable on any day to the then outstanding loans through the Money Pools, or to Services from IEC, may be fixed or variable and may be adjusted based on the weighted average daily effective cost incurred by IEC and Alliant, respectively, for each Money Pool for borrowings from external sources. If there are not external borrowings outstanding from a particular Money Pool, however, then the rate will be the CD yield equivalent of the 30-day Federal Reserve "AA" Industrial Commercial Paper Composite Rate (the "Composite"), or if no Composite is established for that day, then the applicable rate will be the Composite for the next preceding day for which the Composite is established. The calculations to be used to determine the appropriate interest rates are described in detail in the forms of the Non-Utility and Utility Money Pool Agreements, which are included herewith as Exhibits A and B, respectively.

    REPORTING

         As stated above, operation of the Non-Utility and Utility Money Pools, including record keeping and coordination of loans, will be handled by Services under the authority of the appropriate officers of the participating companies. Services will administer the Utility Money Pool on an "at cost" basis and may administer the Non-Utility Money Pool on a different cost basis. It will maintain separate records for each Money Pool. Funds in the Money Pools shall be separately invested.

         Services will also provide cash management and banking services to the subsidiaries of IEC that participate in the Money Pools. These services shall include maintaining controlled-disbursement checking accounts, electronic disbursement facilities and cash concentration facilities. These services will be paid for by the subsidiaries through fees calculated pursuant to different cost bases for the Utility and the Non-Utility Money Pools to be determined by Services and may be collected through a variety of means,



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including the payment of a fee or the inclusion of the fee into the interest payments made by the respective subsidiaries.

         Within 45 days after the end of each calendar quarter, Services, on behalf of the applicants, will file a certificate with the Commission pursuant to Rule 24 under the Act setting forth (i) each applicant's maximum principal amount of short-term borrowings outstanding during such quarter, (ii) the average rate for the Utility Money Pool during such period, and (iii) the maximum amount outstanding during such period for each source of outside borrowings.

         Also, within 45 days after the end of each calendar quarter, Services, on behalf of the participating subsidiaries in the Non-Utility Money Pool and on its own behalf, will file with the Commission a certificate of notification on Form U-6B-2 pursuant to Rule 52 including the following information for each participating subsidiary:

         (i) the aggregate dollar amount borrowed from the Non-Utility Money Pool by such subsidiaries in the preceding calendar quarter, including as to each month thereof;

         (ii) a statement explaining the subsidiaries' use of the proceeds of such borrowings during such calendar quarter; and

         (iii) the type of business engaged in by such subsidiaries during such calendar quarter.

STATEMENT PURSUANT TO RULE 54

         The applicants do not intend at present to use the Utility Money Pool proposed herein to finance the acquisition of an exempt wholesale generator ("EWG") or a FUCO. If the applicants' intention changes, an amended Form U-1 Application-Declaration will be filed requesting authorization for such use. The applicants request, however, the authority to use proceeds from the Non-Utility Money Pool to finance such a FUCO acquisition.

         Under Rule 54, in determining whether to approve the issuance or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system, if the conditions set forth in Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions set forth in Rule 53(a) are satisfied, and none of the conditions set forth in Rule 53(b) exists.

         Four companies in the IEC system are FUCO's. IES International Inc. ("International"), IES New Zealand Ltd. ("IES New Zealand"), Interstate Energy Corporation PTE Ltd. ("PTE") and IES Brazil Ltd. ("IES Brazil") are FUCO's and have filed a Notification of FUCO status on Form U-57 with the Commission.

         As for Rule 53(a)(1), the aggregate investment of IEC in EWG's and FUCO's does not exceed fifty percent of IEC's consolidated retained earnings. The average consolidated retained earnings of IEC for the four consecutive quarters ended March 30, 1998, was $594,631,000, and the aggregate investment of IEC in EWG's and FUCO's at March 30, 1998 was $59,000,000, or roughly
10% of consolidated retained earnings.

          Pursuant to Rule 53(a)(2), IEC will maintain books and records to identify investments in and earnings from any EWG and any FUCO in which it will directly or indirectly hold an interest. In accordance with Rule 53(a)(2)(i) and (ii), the books and records and financial statements of each EWG and FUCO that will be a "majority-owned subsidiary company" of IEC will be kept in conformity with and prepared according to U.S. generally accepted accounting principles ("GAAP"). IEC will provide the Commission access to such books and records and financial statements, or copies thereof, in English, as the Commission may request.

         In accordance with Rule 53(a)(2)(iii), for each EWG or FUCO in which IEC will directly or indirectly own 50 percent or less of the voting securities, IEC will proceed in good faith, to the extent reasonable under the circumstances, to cause each such entity's books and records to be kept in conformity with, and the financial statements of each such entity to be prepared according to, GAAP. If such books and records are maintained, or such financial statements are prepared, according to a comprehensive body of accounting principles other than GAAP, IEC will, upon request of the Commission, describe and quantify each material variation from GAAP in the accounting principles, practices and methods used to maintain such books and records and each material variation from GAAP in the balance sheet line items and net income reported in such financial statements, as the case may be. In addition, IEC will proceed in good faith, to the extent reasonable under the circumstances, to cause access by the Commission to such books and records and financial statements, or copies thereof, in English, as the Commission may request, and in any event will make available to the Commission any such books and records that are available to IEC.

         Consistent with Rule 53(a)(3), no more than two percent of the employees of IEC's domestic public utility companies will render services, at any one time, to an EWG or a FUCO in which IEC will own an interest. Approximately 7 employees of IEC at any one time will render services to IES New Zealand, PTE, IES Brazil and International. Based on current staffing levels, this represents approximately 0.1% of the 6,137 full-time employees of the public utility subsidiary companies of IEC.

                  In accordance with Rule 53(a)(4), IEC will simultaneously submit a copy of this Application-Declaration, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of Item 9 of IEC's Form U5S and Exhibits thereto, to each of the public service commissions having jurisdiction over the retail rates of IEC's utility subsidiaries at the time such documents will be filed with the Commission. The provisions of Rule 53(a) are not made inapplicable to the authorizations herein requested by reason of the provisions of Rule 53(b). Inasmuch as Rule 53(c) will apply only if an applicant will be unable to satisfy the requirements of Rules 53(a) and (b), it will be inapplicable here.

ITEM 2.           FEES, COMMISSIONS AND EXPENSES.

         An estimate of the fees and expenses to be paid or incurred by the applicants in connection with the proposed transactions is set forth below:

                     Description                                       Amount
                     -----------                                       ------
             Rating agency fees for commercial
              paper (annual).........................................  $    25,000

             Fees with respect to bank borrowings....................  $ 1,015,000

             Counsel fees............................................  $    10,000

             Total...................................................  $ 1,050,000

                  ---------------

ITEM 3.           APPLICABLE STATUTORY PROVISIONS.

         Sections 2(a)(8), 6, 7, 9(a), 10, 12(b), 12(f) and 13 of the Act and
Rules 40, 43, 45, 53, 54 and 80-95 thereunder are or may be applicable to one or more of the proposed transactions described herein. To the extent any other sections of the Act and the Commission's rules thereunder may be applicable to the proposed transactions, the Applicants hereby request appropriate orders thereunder.

ITEM 4.           REGULATORY APPROVAL.


         The Minnesota Public Utilities Commission will have jurisdiction over the transactions as they relate to the public utility subsidiaries with operations in Minnesota. Except as described above, no state or federal regulatory authority, other than the Commission under the Act, has jurisdiction over any of the proposed transactions, and no other state or federal authorizations are required for the transactions described herein.

ITEM 5.           PROCEDURE.

         It is requested that the Commission issue and publish no later than July 10, 1998 the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than July 17, 1998, as the date after which an order granting and permitting this Application-Declaration to become effective may be entered by the Commission and that the Commission enter not later than July 18, 1998 an appropriate order granting and permitting this Application-Declaration to become effective.

         No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.

         The following exhibits are filed as part of this statement:

EXHIBITS                       DESCRIPTION
--------                       -----------

Exhibit A                      Non-Utility Money Pool Agreement
                                  (filed herewith)

Exhibit B                      Utility Money Pool Agreement
                                  (filed herewith)

Exhibit C                      Form of commercial paper note of IEC
                                  (filed herewith)

Exhibit D                      Form of commercial paper note of Alliant
                                  (filed herewith)

Exhibit E                      Form of note to evidence borrowing from banks
                                  (filed herewith)

Exhibit F                      Form of note to be executed by borrowing
                               applicants to IEC as lending applicant
                                  (filed herewith)

Exhibit G                      Form of note to be executed by borrowing
                               applicants to Alliant as lending applicant
                                  (filed herewith)

Exhibit H                      Preliminary opinion of counsel
                                  (filed herewith)

Exhibit I                      Final or "past tense" opinion of counsel
                                  (to be filed with Certificate of Notification)

Exhibit J                      Form of Credit Agreement

Exhibit K-1                    Application for Approval to Minnesota Public
                               Utilities Commission
                                  (to be filed)

Exhibit K-2                    Order of Minnesota Public Utilities Commission
                                  (to be filed)



ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.

                  The proposed transactions do not involve major federal action having a significant effect on the human environment. To the best of the Applicants' knowledge, no federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

         Date: June 16, 1998


                                            INTERSTATE INTERSTATE CORPORATION

                                            By: /s/ Erroll B. Davis, Jr.
                                                ------------------------------
                                                Erroll B. Davis, Jr.
                                                President and Chief Executive
                                                Officer